UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date: November 13, 2026

November 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Corrections to the Consolidated financial results for the three months ended June 30, 2026

<Under Japanese GAAP>

TOKYO, November 13, 2026 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Consolidated financial results for the three months ended June 30, 2026” (under Japanese GAAP) disclosed on July 31, 2026. (Corrected items are underlined)

I. Reason for the corrections

Regarding reasons for corrections, please refer to the separate “Notice regarding the Filing of an Amendment Report for the Annual Securities Report for the Previous Fiscal Year and Corrections of Financial Results and Related Materials for Previous Fiscal Periods” dated today (November 13, 2026).

II. Corrected Sections

Summary

1. Consolidated financial results (for the three months ended June 30, 2026)

(1) Operating results

(Before correction)

(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Three months ended June 30, 2026	¥2,850,426	16.6%	¥693,136	43.4%	¥501,372	33.0%
Three months ended June 30, 2025	2,444,404	(3.1)	483,337	(7.2)	376,898	1.5

Notes:	1.	Comprehensive income:

(a) for the fiscal year ended June 30, 2026: ¥ 731,004 million [140.8%]
(b) for the fiscal year ended June 30, 2025: ¥ 303,569 million [(42.6)%]

(After correction)

(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Three months ended June 30, 2026	¥2,850,426	16.6%	¥693,136	43.4%	¥501,372	33.0%
Three months ended June 30, 2025	2,444,404	(3.1)	483,337	(7.2)	376,898	1.5

Notes:	1.	Comprehensive income:

(a) for the fiscal year ended June 30, 2026: ¥ 779,218 million [163.3%]
(b) for the fiscal year ended June 30, 2025: ¥ 303,569 million [(42.6)%]

(2) Financial position

(Before correction)

(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of June 30, 2026	¥ 327,469,563	¥ 16,240,701	4.9%
As of March 31, 2026	328,511,145	15,933,144	4.8

Notes:	1.	Stockholders’ equity:

(a) as of June 30, 2026: ¥ 16,098,760 million (b) as of March 31, 2026: ¥ 15,785,457 million

(After correction)

(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of June 30, 2026	¥ 327,469,563	¥ 16,240,701	4.9%
As of March 31, 2026	328,411,534	15,864,931	4.8

Notes:	1.	Stockholders’ equity:

(a) as of June 30, 2026: ¥ 16,098,760 million (b) as of March 31, 2026: ¥ 15,717,244 million

II. Quarterly consolidated financial statements and main notes

1. Quarterly consolidated balance sheets

(Before correction)

	Millions of yen
	March 31, 2026	June 30, 2026
Assets:
Cash and due from banks	¥73,696,930	¥71,464,388
Call loans and bills bought	7,882,022	7,437,714
Receivables under resale agreements	20,099,101	20,549,787
Receivables under securities borrowing transactions	6,247,642	4,290,278
Monetary claims bought	6,079,754	6,170,343
Trading assets	16,701,913	18,023,128
Money held in trust	36,902	39,397
Securities	39,974,120	39,985,008
Loans and bills discounted	117,629,215	119,758,243
Foreign exchanges	2,030,821	2,087,939
Lease receivables and investment assets	231,429	214,851
Other assets	18,240,722	16,759,851
Tangible fixed assets	1,074,673	1,089,724
Intangible fixed assets	1,151,037	1,177,598
Net defined benefit asset	1,299,540	1,316,511
Deferred tax assets	109,614	111,835
Customers’ liabilities for acceptances and guarantees	17,033,172	17,942,736
Reserve for possible loan losses	(1,007,469)	(949,776)

Total assets	¥328,511,145	¥327,469,563

(continued)

Liabilities:
Deposits	¥185,674,241	¥186,759,326
Negotiable certificates of deposit	15,667,132	13,591,428
Call money and bills sold	3,656,736	2,940,869
Payables under repurchase agreements	23,764,473	24,567,583
Payables under securities lending transactions	1,136,833	1,400,350
Commercial paper	3,380,389	2,940,764
Trading liabilities	13,089,960	13,933,217
Borrowed money	9,370,996	9,603,511
Foreign exchanges	1,436,381	1,456,664
Short-term bonds	773,500	466,300
Bonds	15,369,164	16,049,583
Due to trust account	956,169	1,188,216
Other liabilities	20,103,338	17,248,145
Reserve for employee bonuses	146,303	62,325
Reserve for executive bonuses	5,973	—
Net defined benefit liability	34,317	34,637
Reserve for executive retirement benefits	907	780
Reserve for point service program	63,254	71,604
Reserve for reimbursement of deposits	35,806	34,991
Reserve for losses on interest repayment	226,742	223,252
Reserves under the special laws	6,737	7,334
Deferred tax liabilities	619,716	679,583
Deferred tax liabilities for land revaluation	25,750	25,651
Acceptances and guarantees	17,033,172	17,942,736

Total liabilities	312,578,001	311,228,861

Net assets:
Capital stock	2,346,888	2,346,888
Capital surplus	582,909	582,910
Retained earnings	8,871,065	9,071,070
Treasury stock	(48,851)	(163,830)

Total stockholders’ equity	11,752,012	11,837,037

Net unrealized gains (losses) on other securities	2,185,092	2,342,090
Net deferred gains (losses) on hedges	(300,715)	(311,320)
Land revaluation excess	29,133	28,918
Foreign currency translation adjustments	1,706,949	1,803,536
Accumulated remeasurements of defined benefit plans	412,985	398,497

Total accumulated other comprehensive income	4,033,445	4,261,722

Stock acquisition rights	594	593
Non-controlling interests	147,092	141,347

Total net assets	15,933,144	16,240,701

Total liabilities and net assets	¥328,511,145	¥327,469,563

(After correction)

	Millions of yen
	March 31, 2026	June 30, 2026
Assets:
Cash and due from banks	¥73,696,930	¥71,464,388
Call loans and bills bought	7,882,022	7,437,714
Receivables under resale agreements	20,099,101	20,549,787
Receivables under securities borrowing transactions	6,247,642	4,290,278
Monetary claims bought	5,980,143	6,170,343
Trading assets	16,701,913	18,023,128
Money held in trust	36,902	39,397
Securities	39,974,120	39,985,008
Loans and bills discounted	117,629,215	119,758,243
Foreign exchanges	2,030,821	2,087,939
Lease receivables and investment assets	231,429	214,851
Other assets	18,240,722	16,759,851
Tangible fixed assets	1,074,673	1,089,724
Intangible fixed assets	1,151,037	1,177,598
Net defined benefit asset	1,299,540	1,316,511
Deferred tax assets	109,614	111,835
Customers’ liabilities for acceptances and guarantees	17,033,172	17,942,736
Reserve for possible loan losses	(1,007,469)	(949,776)

Total assets	¥328,411,534	¥327,469,563

(continued)

Liabilities:
Deposits	¥185,674,241	¥186,759,326
Negotiable certificates of deposit	15,667,132	13,591,428
Call money and bills sold	3,656,736	2,940,869
Payables under repurchase agreements	23,764,473	24,567,583
Payables under securities lending transactions	1,136,833	1,400,350
Commercial paper	3,380,389	2,940,764
Trading liabilities	13,089,960	13,933,217
Borrowed money	9,370,996	9,603,511
Foreign exchanges	1,436,381	1,456,664
Short-term bonds	773,500	466,300
Bonds	15,369,164	16,049,583
Due to trust account	956,169	1,188,216
Other liabilities	20,103,338	17,248,145
Reserve for employee bonuses	146,303	62,325
Reserve for executive bonuses	5,973	—
Net defined benefit liability	34,317	34,637
Reserve for executive retirement benefits	907	780
Reserve for point service program	63,254	71,604
Reserve for reimbursement of deposits	35,806	34,991
Reserve for losses on interest repayment	226,742	223,252
Reserves under the special laws	6,737	7,334
Deferred tax liabilities	588,318	679,583
Deferred tax liabilities for land revaluation	25,750	25,651
Acceptances and guarantees	17,033,172	17,942,736

Total liabilities	312,546,603	311,228,861

Net assets:
Capital stock	2,346,888	2,346,888
Capital surplus	582,909	582,910
Retained earnings	8,871,065	9,071,070
Treasury stock	(48,851)	(163,830)

Total stockholders’ equity	11,752,012	11,837,037

Net unrealized gains (losses) on other securities	2,116,878	2,342,090
Net deferred gains (losses) on hedges	(300,715)	(311,320)
Land revaluation excess	29,133	28,918
Foreign currency translation adjustments	1,706,949	1,803,536
Accumulated remeasurements of defined benefit plans	412,985	398,497

Total accumulated other comprehensive income	3,965,231	4,261,722

Stock acquisition rights	594	593
Non-controlling interests	147,092	141,347

Total net assets	15,864,931	16,240,701

Total liabilities and net assets	¥328,411,534	¥327,469,563

2. Quarterly consolidated statements of income and quarterly consolidated statements of comprehensive income

(Quarterly consolidated statements of comprehensive income)

(Before correction)

	Millions of yen
Three months ended June 30	2025	2026
Profit	¥379,331	¥506,045
Other comprehensive income (losses)	(75,762)	224,959
Net unrealized gains (losses) on other securities	106,845	153,621
Net deferred gains (losses) on hedges	54,707	(12,751)
Land revaluation excess	(776)	—
Foreign currency translation adjustments	(136,241)	79,924
Remeasurements of defined benefit plans	(14,459)	(14,502)
Share of other comprehensive income of affiliates	(85,837)	18,668

Total comprehensive income	303,569	731,004

Comprehensive income attributable to owners of parent	301,391	729,864
Comprehensive income attributable to non-controlling interests	2,178	1,140

(After correction)

	Millions of yen
Three months ended June 30	2025	2026
Profit	¥379,331	¥506,045
Other comprehensive income (losses)	(75,762)	293,172
Net unrealized gains (losses) on other securities	106,845	221,835
Net deferred gains (losses) on hedges	54,707	(12,751)
Land revaluation excess	(776)	—
Foreign currency translation adjustments	(136,241)	79,924
Remeasurements of defined benefit plans	(14,459)	(14,502)
Share of other comprehensive income of affiliates	(85,837)	18,668

Total comprehensive income	303,569	799,218

Comprehensive income attributable to owners of parent	301,391	798,078
Comprehensive income attributable to non-controlling interests	2,178	1,140

Appendix: Financial results for the three months ended June 30, 2026 supplementary information

— Page 4

4. Unrealized gains (losses) on securities

(Before correction)

Consolidated							(Billions of yen)

		June 30, 2026					March 31, 2026
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses
				Change from March 31, 2026

Held-to-maturity securities	1	6,024.9	(268.5)	(89.8)	0.1	268.5	4,655.3	(178.6)

Other securities	2	33,275.5	3,443.2	223.0	4,227.5	784.3	34,802.3	3,220.2

Stocks	3	3,699.0	2,696.9	199.7	2,698.2	1.3	3,503.3	2,497.2

Bonds	4	6,399.9	(319.1)	(47.9)	6.9	326.0	7,556.7	(271.2)

Japanese government bonds	5	4,400.9	(162.9)	(42.4)	0.0	162.9	5,476.4	(120.4)

Others	6	23,176.6	1,065.5	71.2	1,522.5	457.0	23,742.3	994.3

Foreign bonds	7	18,006.1	(343.6)	(43.1)	58.0	401.5	18,534.8	(300.4)

Other money held in trust	8	0.5	—	—	—	—	0.5	—

Total	9	39,300.9	3,174.8	133.2	4,227.6	1,052.8	39,458.1	3,041.6

Stocks	10	3,699.0	2,696.9	199.7	2,698.2	1.3	3,503.3	2,497.2

Bonds	11	12,291.8	(587.6)	(137.7)	6.9	594.5	12,142.1	(449.8)

Others	12	23,310.1	1,065.5	71.3	1,522.5	457.0	23,812.7	994.2

SMBC non-consolidated							(Billions of yen)

		June 30, 2026					March 31, 2026
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses
				Change from March 31, 2026

Held-to-maturity securities	13	5,337.6	(259.9)	(90.5)	—	259.9	4,087.6	(169.4)

Stocks of subsidiaries and affiliates	14	5,318.6	22.2	103.0	43.7	21.5	5,310.0	(80.8)

Other securities	15	25,524.0	2,342.0	128.4	3,087.3	745.2	27,451.2	2,213.6

Stocks	16	3,286.8	2,513.8	204.4	2,515.0	1.3	3,082.8	2,309.3

Bonds	17	6,080.9	(304.5)	(44.8)	6.9	311.4	7,325.2	(259.7)

Japanese government bonds	18	4,131.8	(154.6)	(39.6)	0.0	154.6	5,296.4	(114.9)

Others	19	16,156.3	132.8	(31.2)	565.4	432.6	17,043.2	164.0

Foreign bonds	20	12,167.7	(335.9)	(20.8)	42.0	377.9	12,889.9	(315.1)

Total	21	36,180.1	2,104.4	140.9	3,130.9	1,026.6	36,848.9	1,963.4

Stocks	22	3,571.0	2,516.2	204.8	2,517.5	1.3	3,382.8	2,311.4

Bonds	23	11,418.4	(564.4)	(135.2)	6.9	571.3	11,412.9	(429.2)

Others	24	21,190.7	152.5	71.4	606.6	454.0	22,053.2	81.2

(After correction)

Consolidated	(Billions of yen)

		June 30, 2026					March 31, 2026
		Balance Sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses
				Change from March 31, 2026
Held-to-maturity securities	1	6,024.9	(268.5)	(89.8)	0.1	268.5	4,655.3	(178.6)
Other securities	2	33,275.5	3,443.2	322.6	4,227.5	784.3	34,702.7	3,120.6
Stocks	3	3,699.0	2,696.9	199.7	2,698.2	1.3	3,503.3	2,497.2
Bonds	4	6,399.9	(319.1)	(47.9)	6.9	326.0	7,556.7	(271.2)
Japanese government bonds	5	4,400.9	(162.9)	(42.4)	0.0	162.9	5,476.4	(120.4)
Others	6	23,176.6	1,065.5	170.8	1,522.5	457.0	23,642.7	894.7
Foreign bonds	7	18,006.1	(343.6)	(43.1)	58.0	401.5	18,534.8	(300.4)
Other money held in trust	8	0.5	—	—	—	—	0.5	—
Total	9	39,300.9	3,174.8	232.8	4,227.6	1,052.8	39,358.5	2,942.0
Stocks	10	3,699.0	2,696.9	199.7	2,698.2	1.3	3,503.3	2,497.2
Bonds	11	12,291.8	(587.6)	(137.7)	6.9	594.5	12,142.1	(449.8)
Others	12	23,310.1	1,065.5	170.9	1,522.5	457.0	23,713.1	894.6

SMBC non-consolidated	(Billions of yen)

		June 30, 2026					March 31, 2026
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
					Gains	Losses
				Change from March 31, 2026
Held-to-maturity securities	13	5,337.6	(259.9)	(90.5)	—	259.9	4,087.6	(169.4)
Stocks of subsidiaries and affiliates	14	5,318.6	22.2	103.0	43.7	21.5	5,310.0	(80.8)
Other securities	15	25,524.0	2,342.0	228.1	3,087.3	745.2	27,351.6	2,114.0
Stocks	16	3,286.8	2,513.8	204.4	2,515.0	1.3	3,082.8	2,309.3
Bonds	17	6,080.9	(304.5)	(44.8)	6.9	311.4	7,325.2	(259.7)
Japanese government bonds	18	4,131.8	(154.6)	(39.6)	0.0	154.6	5,296.4	(114.9)
Others	19	16,156.3	132.8	68.4	565.4	432.6	16,943.5	64.4
Foreign bonds	20	12,167.7	(335.9)	(20.8)	42.0	377.9	12,889.9	(315.1)
Total	21	36,180.1	2,104.4	240.6	3,130.9	1,026.6	36,749.3	1,863.8
Stocks	22	3,571.0	2,516.2	204.8	2,517.5	1.3	3,382.8	2,311.4
Bonds	23	11,418.4	(564.4)	(135.2)	6.9	571.3	11,412.9	(429.2)
Others	24	21,190.7	152.5	171.0	606.6	454.0	21,953.6	(18.5)